RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

BLOCK LISTING

London, United Kingdom, 1 March 2007 - Randgold Resources Limited (LSE:RRS) (NASDAQ:GOLD) (‘‘Randgold Resources’’ or the ‘‘Company’’) announces that an Application has been made to the London Stock Exchange and the UK Listing Authority for a block listing of 1,000,000 ordinary shares of a par value of US$0.05 each to be admitted to the Official List. These shares will rank pari passu with the existing shares in issue.

The additional shares are to be issued as a result of future exercises under the Randgold Resources Limited Share Option Scheme.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive - Dr Mark Bristow, +44 779 775 2288, +223 675 0122

Financial Director - Roger Williams, +44 791 709 8939, +223 675 0109

Investor & Media Relations - Kathy du Plessis, +27 11 728 4701, Fax: +27 11 728 2547, Cell: +27 83 266 5847,

Email: randgoldresources@dpapr.com

Website: http://www.randgoldresources.com